Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005



Mr. Thomas Axmacher
Chief Financial Officer
Curative Health Services, Inc.
150 Motor Parkway
Hauppauge, NY  11788


Re:	Curative Health Services, Inc
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-50371


Dear Mr. Axmacher:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for fiscal year ended December 31, 2004 filed March 16
2005

Critical Accounting Policies and Estimates, page 25

1.  Please provide to us the following information:

a. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
b. In a comparative tabular format, please provide the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. Please indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, confirm that fact for us and clarify how this affects your ability to estimate your allowance for bad debts.
c. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and tell us the historical percentage of amounts that get reclassified into self-pay.
d. Tell us why you do not believe that the above information should be disclosed in your filing.

      Please respond to this comment within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Thomas Axmacher
Curative Health Services, Inc
August 22, 2005
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